UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

SURGE COMPONENTS INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

868908104
(CUSIP Number)

Brad Rexroad
970 Reserve Drive, Suite 126

Roseville, CA 95678

(916) 791-1842
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868908104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).		Brad Rexroad N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)		☐ ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)		PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization		USA
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	506,613
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	506,613
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		506,613
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11)		5.59%(1)
14.	Type of Reporting Person (See Instructions)		IN

(1) Based on 9,060,012 shares outstanding as of July 15, 2014.

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, $0.001 par value, of Surge Components, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 95 East Jefryn Blvd., Deer Park, NY 11729.

Item 2.	Identity and Background.

a.	The Reporting Person filing this statement is Brad Rexroad.

b.	The business address of the Reporting Person is 970 Reserve Drive, Suite 126, Roseville, CA 95678.

c.	The Reporting Person is an analyst at Assay Research, LLC and conducts business at 970 Reserve Drive, Suite 126, Roseville, CA 95678.

d.	The Reporting Person, within the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

The Reporting Person, during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is an American citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person paid cash for the shares of common stock of the Issuer.

Item 4.	Purpose of the Transaction.

The Reporting Person acquired the shares of common stock of the Issuer for investment purposes.

The Reporting Person, subject to and depending upon availability of prices it deems favorable, may purchase additional shares of common stock of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Person to do so, it reserves the right to dispose of the shares of common stock held by it in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Subject to ongoing evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)     The following table sets forth the aggregate number and percentage of the Issuer’s shares beneficially owned by the Reporting Person herein:

Reporting Person	Shares Beneficially Owned	Percentage
Brad Rexroad	506,613	5.59%

(b)     The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Brad Rexroad	506,613	506,613	0

(c)     On August 12, 2014, the Reporting Person purchased 14,000 shares in the open market at $0.80 per share. On August 15, 2014, the Reporting Person purchased 2,100 shares in the open market at $0.80 per share. On August 19, 2014, the Reporting Person purchased 146,300 shares in the open market at $0.80 per share. On September 3, 2014, the Reporting Person purchased 52,950 shares in the open market at $0.80 per share. On September 11, 2014, the Reporting Person purchased 15,713 shares in the open market at $0.80 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has no other contracts, arrangements, understandings or relationship with respect to Securities of Issuer.

Item 7.	Materials to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2014	/s/ Brad Rexroad
Brad Rexroad